UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70698

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Insurance Advisory Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1270 Avenue of the Americas, Suite 2502
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randall Dulecki	646-736-1017	rd@insuranceap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Dulecki, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Insurance Advisory Partners LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CFO

Notary Public

DANIELE B STRAIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02ST6037118
Qualified in New York County
My Commission Expires 4.19.2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INSURANCE ADVISORY PARTNERS LLC

Financial statement

For the Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

Public Document

INSURANCE ADVISORY PARTNERS LLC

CONTENTS:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To management and those charged with governance of
Insurance Advisory Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Insurance Advisory Partners LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2024.

New York, New York
April 14, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Insurance Advisory Partners LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash	$	3,045,376
Accounts receivable		1,264,658
Prepaid expenses		269,235
Deposits		119,332
Due from parent and affiliate		165,884
Property and equiment, net of accumulated depreciation of $50,023		70,325
Other receivables		3,905
Right-of-use asset		1,646,200
Total assets	$	6,584,915

Liabilities and member's equity

Liabilities

Accounts payable and accrued expenses	$	1,862,010
Deferred revenue		570,000
Lease liability		1,744,382
Total liabilities		4,176,392
Member's equity		2,408,523
Total liabilities and member's equity	$	6,584,915

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Insurance Advisory Partners LLC (the "Company") is a Delaware Limited Liability Company headquartered in New York, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 19, 2021, and a member of the Securities Investor Protection Corp. ("SIPC"). The Company specializes in private placements as an agent on a best-efforts basis only, merger and acquisition advisory services, and investment banking advisory services in the United States. In November of 2022, the Company's two members assigned their equity interest of the Company to IAP Global LLC (IAP). IAP became the "Parent" of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" (ASC Topic 606), revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company recognizes a receivable for fees invoiced to clients. These receivables generally represent advisory mandate retainers and private placement success fees. The Company had an accounts receivable balance of $1,264,658as of December 31, 2024. The Company recognizes an allowance for expected credit losses on financial assets held. This allowance reflects the company's estimate of the lifetime expected credit losses on these financial assets, which are calculated based on historical experience, current conditions, and reasonable and supportable forecasts. The Company has not recorded an allowance for credit losses on financial assets as of December 31, 2024.

The Company's contract balances consist of accounts receivable, contract assets, and contract liabilities.

Accounts Receivable represent amounts billed and due from customers under the terms of customer contracts. The Company's accounts receivable are generally collected within standard payment terms and do not bear interest.

Contract Assets arise when the Company has recognized revenue for goods or services transferred to a customer but has not yet issued an invoice. These balances are transferred to accounts receivable once the customer is billed.

Contract Liabilities represent amounts billed or collected in advance of performance under the contract. These amounts are recognized as revenue when the related performance obligations are satisfied.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Accounts Receivable – continued

Changes in contract balances during the periods presented primarily result from the timing of billing and revenue recognition. Significant changes in the contract asset and liability balances are disclosed below, if applicable.

The following table presents the Company's contract balances as of December 31, 2024:

	Accounts Receivables	Contract Asset	Contract Liabilties
Balance, January 1, 2024	$ 145,000	$ -	$ 480,000
Balance, December 31, 2024	$ 1,264,658	$ -	$ 570,000

As of December 31, 2024, three customers each accounted for more than 10% of the total accounts receivable balance, representing a combined total of approximately 91%.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2024, the Company has a cash account balance at a certain financial institution that exceeded FDIC coverage limit. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows.

General Risk and Uncertainties

In the normal course of its operations, the Company may enter into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Income Taxes

The Company is a limited liability company and is treated as a partnership for both federal and state income tax purposes. Therefore, no provision or liability for federal or state income taxes is required in these financial statements.

Accounting Standards Codification ("ASC") 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company remains subject to U.S. federal, state, and local income tax audits for all periods subsequent to 2022. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. No interest or penalties were recorded for the year ended December 31, 2024.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

The Company capitalizes property and equipment for purchases greater than $1,000. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred. The useful life for equipment purchases is three years.

Leases

The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") ASC 842, Leases. The Company is a lessee in a lease for office space and office copier equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has elected, for all underlying classes of assets, to recognize a right-of-use (ROU) asset and lease liability over the lease term using a rate term approximating its incremental borrowing rate.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Segment Reporting

The Company has determined that it operates in a single reportable segment—investment banking—in accordance with ASC 280, Segment Reporting. The chief operating decision maker (CODM), who is the Company's Chief Executive Officer, reviews financial for purposes of making operating decisions, allocating resources, and assessing performance.

All operations are managed and evaluated as a single business segment because the services provided are similar in nature, the customer base is similar, and the economic characteristics of the services are alike.

Asset information reviewed by the CODM is based on the Company's total assets as reported in the accompanying statement of financial condition. Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company does not have any intra-entity sales or transfers. All operations and revenues are generated in the United States, and substantially all assets are held within the United States.

As the Company has only one reportable segment, separate segment financial information is not presented.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Use of Estimates

Management may use estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with U.S. GAAP. Actual results may differ from those estimates.

3.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $725,184 at December 31, 2024, which exceeds required net capital of $132,680 by $592,504. The ratio of aggregate indebtedness to net capital at December 31, 2024 was 2.74 to 1.

4.   **PROPERTY AND EQUIPMENT**

A summary of the cost and accumulated depreciation of property and equipment are as follows:

	12/31/24	Estimated Useful Life
Equipment & furntiture	$ 120,348	3 years
Accumulated depreciation	(50,023)	
	$ 70,325	

5.   **COMMITMENTS AND CONTINGENCIES**

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2024, no amounts have been accrued related to such indemnification provisions.

6.   **LEASES**

The Company leases office space under an operating lease agreement. In October 2024 the Company amended its December 2021, 42-month lease for its office at 1270 Avenue of the Americas, Suite 1803, New York, NY, "the premises". The new amended lease has a monthly rent of $36,000 beginning October 31, 2024, through March 31, 2030. The Company's lease does not include restrictive financial or other covenants. The Company used an incremental borrowing rate of 8%. In November of 2022, the Company entered a 36-month office copier equipment operating lease, with a monthly payment of $369. The Company used an incremental borrowing rate of 8%.

6. LEASES (continued)

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2024, are as follows:

Years Ending December 31,

2025	328,059
2026	432,000
2027	432,000
2028	432,000
2029	432,000
2030	108,000
Total undiscounted lease payments	2,164,059
less imputed interest	419,677
Lease liability as of December 31, 2024	$ 1,744,382

Weighted average remaining lease term:	4.99
Weighted average discount rate	8%

Payments due under the office lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The total lease cost including variable costs associated with this lease for the year ended December 31, 2024, was $247,584 which is included in the statement of operations in occupancy and equipment expense. Included in the statement of financial condition is approximately $114,965 pledged as security deposits for the office lease.

Payments due under the equipment lease contract includes fixed payments plus variable payments. The lease requires the Company to make variable payments for the Company's extra usage of copies, taxes, and maintenance. The total lease cost including variable costs associated with this lease for the year ended December 31, 2024, was $13,215 which is included in the statement of operations in occupancy and equipment expense.

8. Related Party Transactions

Occasionally, the Company covers specific expenses for its Parent and affiliates. As of December 31, 2024, the outstanding receivables amounted to $164,534 from the Parent and $1,349 from an affiliate, totaling $165,884. This sum is listed in the accompanying statement of financial condition as 'Due from parent and affiliate' as of that date. The 'Due from parent and affiliate' is non-interest bearing and payable on demand. The amount of expenses covered by the company for its Parent amounted to $77,619 and for its affiliate $1,049 for the year ended December 31, 2024.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the year ended December 31, 2024, through April 14, 2025. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To management and those charged with governance of
Insurance Advisory Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Insurance Advisory Partners LLC (the "Company") stated the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

New York, New York
April 14, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

INSURANCE ADVISORY PARTNERS LLC
EXEMPTION REPORT

Exemption Report
December 31, 2024

Insurance Advisory Partners LLC ("Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. l 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3- 3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for private placement transactions and identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Randall Dulecki, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Randall Dulecki

Randall Dulecki
CFO